United States securities and exchange commission logo





                               May 27, 2020

       Chris Schelling
       President and Chief Executive Officer
       Acer Therapeutics Inc.
       One Gateway Center, 300 Washington Street, Suite 351
       Newton MA 02458

                                                        Re: Acer Therapeutics
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed May 12, 2020
                                                            File No. 333-238192

       Dear Mr. Schelling:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Our Business, page 1

   1. We note your pipeline table indicates that emetine hydrochloride is in Phase 2/3 of clinical trials but your
disclosure in the footnotes to the table indicates that initiation of the emetine trial is
subject to submission and clearance of an investigational new drug application. Please
revise your table and related disclosure to reflect your pre-clinical status or update your
disclosure as appropriate.
       Emetine for COVID-19, page 2

   2. Please disclose the material terms of the research collaboration agreement with the
                                                        National Center for
Advancing Translational Sciences. Since your development of
                                                        emetine is highlighted
in your pipeline table, please file this agreement as an exhibit or
 Chris Schelling
Acer Therapeutics Inc.
May 27, 2020
Page 2
      explain to us the basis for your determination that it is not required to be filed.
3. We note from the study cited in reference 6 on page 3 that emetine's potential cardiotoxicity has restricted its clinical use in the recent years. Please revise your disclosure to clarify why you believe that you would not be required to conduct phase 1 clinical trials.
Description of Capital Stock, page 25

4. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the
      Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange
      Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section
      22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing document states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the
      Securities Act or Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Tim Buchmiller at (202) 551-3635 or Celeste Murphy at
(202) 551-3257
with any questions.



                                                              Sincerely,
FirstName LastNameChris Schelling
                                                              Division of
Corporation Finance
Comapany NameAcer Therapeutics Inc.
                                                              Office of Life
Sciences
May 27, 2020 Page 2
cc:       Mike Hird, Esq.
FirstName LastName